SNOWDON RESOURCES CORPORATION
885 Pyrford Road
West Vancouver, British Columbia
Canada V7S 2A2
(604) 925-0220

June 12, 2007

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Mr. John Reynolds
                  Assistant Director

RE:   Snowdon Resources Corporation
         Form SB-2 Registration Statement
         Registration No. 333-134943

Dear Mr. Reynolds,

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Snowdon Resources Corporation (the “Company”) requests acceleration of the effective date of its Form SB-2 Registration Statement to June 14, 2007, at 4:00 p.m., E.D.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and

*

the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:    Snowdon Resources Corporation
         Form SB-2 Registration Statement
         SEC File 333-134943
June 12, 2007

     The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

     Thank you for your cooperation.

Snowdon Resources Corporation

BY:   ELDEN SCHORN
         Elden Schorn, President, Principal Executive Officer,
         Treasurer, Principal Financial Officer, Principal
         Accounting Officer and a member of the Board of
         Directors.

cc: Conrad C. Lysiak